FORREST A. GARB & ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS
5310 HARVEST HILL ROAD, SUITE 275, LB 152
DALLAS, TEXAS 75230 - 5805
(972)788-1110   Telefax (972)991-3160   (E MAIL) forgarb@forgarb.com

November 10, 2006

Mr. Patrick McKinney
Cano Petroleum, Inc.
Burnett Plaza
801 Cherry Street, Unit 25, Suite 3200
Fort Worth, Texas 76102

Re: Panhandle Waterflood Reserves

Dear Mr. McKinney:

In response to the letter dated November 9, 2006, from the United States Securities and Exchange Commission (SEC) to Cano Petroleum, Inc. (Cano) concerning Cano's registration statement filed on October 13, 2006, Forrest A. Garb & Associates, Inc. (FGA) submits the following comments. These comments only address item nine of this letter relating to the Panhandle waterflood reserves.

With Cano's acquisition of certain Panhandle field reserves, referenced in the SEC letter as W.O. Energy and Pantwist, FGA studied the proved undeveloped reserves that could be attributed to a waterflood program. The primary points of interest in this study are:

1) Waterflood proved undeveloped reserves were based on the successful waterflood program in the Schafer Ranch East lease of the Panhandle field. Parameters such as response time, production increase, and decline were based on the historic performance of this waterflood.

2) Only those leases in the Panhandle field and in the same trend as the Schafer Ranch East were considered in the study.

3) Sources from other published waterflood projects/pilots in the Panhandle field were also referenced. In addition to the Schafer Ranch East waterflood, other waterflood projects were reviewed in the Morse, Stansberry, and South Pampa areas of the Panhandle field. A review of these waterfloods indicate a secondary recovery ranging from 6.5% to 11% of original oil in place (OOIP), with an average of 8.3% of OOIP recovery.

4) For the purpose of this study, a 7% of OOIP average recovery was assumed for Cano's leases.

5) All Cano leases were not handled the same. Factors such as current producing water/oil ratio, gas/oil ratio, and size and location of contiguous acres held. The reserves for leases producing at a higher water/oil ratio were significantly reduced or eliminated. The same approach was applied to those leases producing at high gas/oil ratios. Reserves for leases with higher producing gas/oil ratios were either significantly reduced or eliminated due to possible gas cap development. The reserves for smaller contiguous acreage leases were either eliminated or substantially reduced due to the

FORREST A. GARB & ASSOCIATES, INC.

difficulty of efficiently setting up injector/producer patterns. Smaller leases were completely eliminated if they were isolated from larger leases because of the cost of expanding the waterflood project to these smaller isolated leases.

6) Once the base incremental waterflood reserves for each lease were established, capital expenditures were assigned to each lease based on the current number of active wellbores. Capital expenditures were assigned for drilling new wells for production and water injection, upgrading fluid capacity, and for the addition of water flood infrastructure and facilities.

7) Water injection rates per injector are assumed to be approximately 500 barrels of water per day from the Schafer Ranch waterflood. The exception to this assumption is in the Cockrell Ranch and Haile leases where core data indicate a more favorable water injection rate capability. The reserves for these leases were not increased; however, the time to recover the incremental waterflood reserves would be less with the higher injection rates.

8) Economics were run on a lease-by-lease basis with operating costs being split between fixed costs and variable costs with the variable costs dependent upon water injection/production. Those leases that fell below the economic limit by taking into account capital investments and lease operating costs were eliminated from the reserve base.

If you have any questions or need clarification on any of these points, please do not hesitate to contact us.

Yours truly,

Forrest A. Garb & Associates, Inc.

2

FORREST A. GARB & ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS
5310 HARVEST HILL ROAD, SUITE 275, LB 152
DALLAS, TEXAS 75230 - 5805
(972)788-1110 Telefax (972)991-3160 (E MAIL) forgarb@forgarb.com

November 10, 2006

Mr. Patrick McKinney
Cano Petroleum, Inc.
Burnett Plaza
801 Cherry Street, Unit 25, Suite 3200
Fort Worth, Texas 76102

Re: Operating Cost Reduction

Dear Mr. McKinney:

In response to the letter dated November 9, 2006, from the United States Securities and Exchange Commission (SEC) to Cano Petroleum, Inc. (Cano) concerning Cano's registration statement filed on October 13, 2006, Forrest A. Garb & Associates, Inc. (FGA) submits the following comments. These comments only address item 13 of this letter relating to the reduction in operating costs.

There is a decrease in operating expenses reported from 2005 to 2006. Several of the major properties were purchased by Cano in 2005, and reserve evaluations were conducted by FGA at the time of acquisition. For these evaluations, lease operating expenses were assumed to be equal to those of the prior operator. Possible cost efficiencies that Cano could leverage for these acquisitions had not been proven to be realized; therefore, were not considered in the 2005 evaluations. By July 1, 2006, there had been sufficient time under the Cano operating structure to quantify the increased efficiencies, and were therefore included in the 2006 evaluation.

If you have any questions or need clarification on this point, please do not hesitate to contact us.

Yours truly,

Forrest A. Garb & Associates, Inc.

Forrest A. Garb & Associates, Inc.